UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

VICTORY MERGER SUB, INC.

a Wholly Owned Subsidiary of

MAXIM INTEGRATED PRODUCTS, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Mark Casper

Associate General Counsel, Managing Director, Legal

Maxim Integrated Products, Inc.

160 Rio Robles

San Jose, California 95134

408-601-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

Matthew Gemello

Baker & McKenzie LLP

660 Hansen Way

Palo Alto, California 94304

650-856-5541

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$600,299,004	$81,881

(1)	Estimated solely for purposes of calculating amount of filing fee. The transaction value was calculated by adding (1) the product of (a) $23.00 and (b) 25,053,874 shares of common stock, par value $0.001 per share (the “Shares”), of Volterra Semiconductor Corporation issued and outstanding on August 26, 2013 and (2) the product of (a) the difference between (x) $23.00 and (y) an exercise price of $14.40 (the weighted-average exercise price of the vested, in-the-money and outstanding options), and (b) 2,797,663 Shares issuable pursuant to vested, in-the-money and outstanding options as of August 26, 2013.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer of Victory Merger Sub, Inc., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Volterra Semiconductor Corporation, a Delaware corporation (“Volterra”), at a price of $23.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Maxim Integrated Products, Inc., a Delaware corporation (“Maxim”). This Schedule TO is being filed on behalf of Maxim and the Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, made and entered into as of August 15, 2013, by and among Maxim, the Purchaser and Volterra, a copy of which agreement is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreement, made and entered into as of August 15, 2013, by and among Maxim, the Purchaser and certain directors and officers of Volterra, a copy of which agreement is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Volterra Semiconductor Corporation, a Delaware corporation. Its principal executive office is located at 47467 Fremont Blvd., Fremont, California 94538. Volterra’s telephone number is (510) 743-1200.

(b) This Schedule TO relates to Volterra’s shares of common stock, par value $0.001. According to Volterra, as of August 26, 2013, there were 25,053,874 Shares issued and outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) Maxim Integrated Products, Inc., a Delaware corporation, and (ii) Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Maxim Integrated Products, Inc. Each of the Purchaser’s and Maxim’s principal executive offices are located at 160 Rio Robles, San Jose, California 95134, and the telephone number of each is (408) 601-1000. The information regarding Maxim and the Purchaser set forth in Section 9 (“Certain Information Concerning Maxim and the Purchaser”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 8 (“Certain Information Concerning Volterra”), Section 9 (“Certain Information Concerning Maxim and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Volterra”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; Plans for Volterra”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Volterra”), Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; Plans for Volterra”), and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in Section 9 (“Certain Information Concerning Maxim and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Volterra”) and Section 12 (“The Transaction Agreements”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 11 (“Background of the Offer; Past Contacts or Negotiations with Volterra”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	the consideration offered consists solely of cash;

•	the offer is not subject to any financing condition; and

•	the offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 11 (“Background of the Offer; Past Contacts or Negotiations with Volterra”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; Plans for Volterra)” of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 13 (“Purpose of the Offer; Plans for Volterra”), Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 30, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Maxim Integrated Products, Inc. on August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(B)	Slides presented during the conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(C)	Copy of transcript of conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(D)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to customers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(E)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to employees of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(F)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to suppliers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(G)	Summary Advertisement published in The New York Times on August 30, 2013.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and Volterra Semiconductor Corporation (incorporated by reference to Exhibit 2.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(d)(2)	Tender and Support Agreement, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and the stockholders of Volterra Semiconductor Corporation set forth on Exhibit A thereto (incorporated by reference to Exhibit 2.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2013

VICTORY MERGER SUB, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	President and Secretary

MAXIM INTEGRATED PRODUCTS, INC.

By:	/s/ Mark Casper
Name:	Mark Casper
Title:	Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 30, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Maxim Integrated Products, Inc. on August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(B)	Slides presented during the conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(C)	Copy of transcript of conference call hosted on dated August 15, 2013 (incorporated by reference to Exhibit 99.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(D)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to customers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(E)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to employees of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(F)	Communication sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra Semiconductor Corporation, to suppliers of Volterra Semiconductor Corporation (incorporated by reference to Maxim Integrated Products, Inc.’s Schedule TO filed with the Securities and Exchange Commission on August 22, 2013).

(a)(5)(G)	Summary Advertisement published in The New York Times on August 30, 2013.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and Volterra Semiconductor Corporation (incorporated by reference to Exhibit 2.1 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(d)(2)	Tender and Support Agreement, made and entered into as of August 15, 2013, by and among Maxim Integrated Products, Inc., Victory Merger Sub, Inc. and the stockholders of Volterra Semiconductor Corporation set forth on Exhibit A thereto (incorporated by reference to Exhibit 2.2 to Maxim Integrated Products, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.